Mail Stop 4561
Via fax (775) 562-4736

September 22, 2009

Wagner Massao Yomoguita
President
Patents Professional, Inc.
112 North Curry Street
Carson City, NV 89703

Dear Mr. Yomoguita:

We note that you filed your Item 4.01 Form 8-K/A on September 9, 2009 in response to the issues raised in our letter dated September 1, 2009. Additionally, please file a response letter as previously requested to (1) advise us as to how you intend to address any re-audit requirements and (2) to provide a statement from the Company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (202) 551-3379.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant